UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FIDUS INVESTMENT CORPORATION

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

316500107

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 316500107	Page 2 of 6 Pages

(1)	Names of reporting persons PineBridge Secondary Partners II GP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,162,854 as of December 31, 2011 (936,197 as of February 8, 2012)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,162,854 as of December 31, 2011 (936,197 as of February 8, 2012)
(9)	Aggregate amount beneficially owned by each reporting person 1,162,854 as of December 31, 2011 (936,197 as of February 8, 2012)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.3% as of December 31, 2011 (9.9% as of February 8, 2012)
(12)	Type of reporting person (see instructions) PN, HC

SCHEDULE 13G/A

CUSIP No. 316500107	Page 3 of 6 Pages

(1)	Names of reporting persons PineBridge Secondary Partners II Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,162,854 as of December 31, 2011 (936,197 as of February 8, 2012)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,162,854 as of December 31, 2011 (936,197 as of February 8, 2012)
(9)	Aggregate amount beneficially owned by each reporting person 1,162,854 as of December 31, 2011 (936,197 as of February 8, 2012)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.3% as of December 31, 2011 (9.9% as of February 8, 2012)
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G/A

CUSIP No. 316500107	Page 4 of 6 Pages

Item 1.
(a)	Name of Issuer:

Fidus Investment Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1603 Orrington Avenue, Suite 820, Evanston, Illinois 60201.

Item 2.

(a)	Name of Persons Filing:

PineBridge Secondary Partners II GP, L.P. (“PineBridge GP”)

PineBridge Secondary Partners II Holdings, L.P. (“PineBridge Holdings”)

(b)	Address of Principal Business Office or, if none, Residence:

For each of PineBridge GP and PineBridge Holdings:

c/o PineBridge Investments LLC

399 Park Avenue, 4th Floor

New York, New York 10022

(c)	Citizenship:

PineBridge GP = Cayman Islands

PineBridge Holdings = Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

316500107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

SCHEDULE 13G/A

CUSIP No. 316500107	Page 5 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

PineBridge Holdings is the record holder of 1,162,854 shares of the common stock, par value $0.001 per share (the “Common Shares”) of Fidus Investment Corporation (“Fidus”).

PineBridge GP, as the sole general partner of PineBridge Holdings, may be deemed to indirectly beneficially own the Common Shares held by PineBridge Holdings.

(a)	Amount beneficially owned:

1,162,854 as of December 31, 2011 (936,197 as of February 8, 2012)

(b)	Percent of class:

12.3% as of December 31, 2011 (9.9% as of February 8, 2012) (based on 9,427,021 Common Shares outstanding as reported in Fidus’ Form 10-Q filing filed November 3, 2011)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

1,162,854 as of December 31, 2011 (936,197 as of February 8, 2012)(See Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

1,162,854 as of December 31, 2011 (936,197 as of February 8, 2012) (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

SCHEDULE 13G/A

CUSIP No. 316500107	Page 6 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

PineBridge Secondary Partners II GP, L.P.

By: PineBridge Secondary Partners II GP, LLC, its general partner

By: PineBridge Investments LLC, its managing member

By:	/s/ Loic Rentiers
Name:	Loic Rentiers
Title:	Vice President

PINEBRIDGE SECONDARY PARTNERS II HOLDINGS, L.P.

By: PineBridge Secondary Partners II GP, L.P., its general partner

By: PineBridge Secondary Partners II GP, LLC, its general partner

By: PineBridge Investments LLC, its managing member

By:	/s/ Loic Rentiers
Name:	Loic Rentiers
Title:	Vice President